UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-13314

Huaneng Power International, Inc.

(Translation of registrant’s name into English)

Huaneng Power International, Inc.

Huaneng Building,

6 Fuxingmennei Street,

Xicheng District,

Beijing, 100031 PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K consists of:

An announcement regarding issue of super short-term debentures of Huaneng Power International, Inc.(the "Registrant"), made by the Registrant on July 8, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

	By:	/s/ Huang Chaoquan
	Name:	Huang Chaoquan
	Title:	Company Secretary

Date: July 8, 2022

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT ISSUE OF SUPER SHORT-TERM DEBENTURES

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As resolved at the 2021 annual general meeting of Huaneng Power International, Inc. (the “Company”) held on 28 June 2022, the Company has been given a mandate to issue super short-term debentures (in either one or multiple tranches on rolling basis) with a principal amount of up to RMB30 billion (which means that the outstanding principal balance of the super short-term debentures in issue shall not exceed RMB30 billion at any time within the period as prescribed therein) within the period from approval obtained at 2021 annual general meeting to the conclusion of the 2022 annual general meeting.

The Company has recently completed the issue of the fifth tranche of the Company’s super short- term debentures for 2022 (the “Debentures”). The total issuing amount was RMB3 billion with a maturity period of 29 days whereas the unit face value is RMB100 and the interest rate is 1.54%.

China CITIC Bank Corporation Limited and Bank of Communications Co., Ltd. acted as the lead underwriters to form the underwriting syndicate for the Debentures, which were placed through book- building and issued in the domestic bond market among banks. The proceeds from the Debentures will be used to supplement the working capital of the Company, adjust debts structure and repay bank loans and the debt due.

The relevant documents in respect of the Debentures are posted on China Money and Shanghai Clearing House at websites of www.chinamoney.com.cn and www.shclearing.com, respectively.

The Debentures do not constitute any transaction under Chapter 14 and Chapter 14A of the Listing Rules.

By Order of the Board Huaneng Power International, Inc. Huang Chaoquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director)

Zhao Ping (Executive Director)

Huang Jian (Non-executive Director)

Wang Kui (Non-executive Director)

Lu Fei (Non-executive Director)

Teng Yu (Non-executive Director)

Mi Dabin (Non-executive Director)

Cheng Heng (Non-executive Director)

Li Haifeng (Non-executive Director)

Lin Chong (Non-executive Director)

Xu Mengzhou (Independent Non-executive Director)

Liu Jizhen (Independent Non-executive Director)

Xu Haifeng (Independent Non-executive Director)

Zhang Xianzhi (Independent Non-executive Director)

Xia Qing (Independent Non-executive Director

Beijing, the PRC

9 July 2022